Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Alteration in the Management of Subsidiaries

Oi S.A. (“Oi” or the “Company”), in accordance CVM Instruction No. 358/02 and best corporate governance practices, informs its shareholders and the market in general that Mr. Zeinal Bava, the Chief Executive Officer of Oi, will leave his position as Chairman of the Board of Directors of PT Portugal SGPS, S.A. (“PT Portugal”) as well as other management positions that he holds in certain of PT Portugal’s subsidiaries. Mr. Zeinal Bava will remain Oi’s Chief Executive Officer and will dedicate himself to the growth and success of the Company, working to optimize synergies between the Company’s activities in Brazil and Portugal.

On this date, Oi’s Board of Directors resolved to propose the nomination of Mr. Armando Almeida as the new Chairman of PT Portugal’s Board of Directors and to certain other senior management positions of PT Portugal’s subsidiaries.

Mr. Armando Almeida, 53 years-old, has a doctorate in electrical engineering from the University of Witwatersrand in Johannesburg, South Africa, as well as experience as manager of well-regarded businesses, such as, Compaq Computers, Hewlett Packard, Nokia Networks and Nokia Siemens Networks, among others.

In addition to Mr. Armando Almeida, Oi’s Board of Directors also resolved to propose the nomination of Messrs. Marco Schroeder, Flavio Guimarães and Eduardo Michalski to management positions with PT Portugal and certain of its subsidiaries. In light of the quality of work carried out over their years of service with the Company and its subsidiaries, Oi’s Board of Directors has complete confidence in the future performance of Messrs. Marco Schroeder, Flavio Guimarães and Eduardo Michalski, who, together with Mr. Armando Almeida, will put forth their best effort to promote the operational efficiency of PT Portugal and its subsidiaries, always seeking integrated management across the Oi companies.

Mr. Zeinal Bava’s resignation and the nominations of the new members of the management of PT Portugal and its subsidiaries shall only be effective as of the execution of the corporate documents and approvals that are required for each company, which shall take place as soon as possible, but not more than thirty days after the date hereof.

Rio de Janeiro, August 5, 2014.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Oi S.A.